Exhibit 99.1

Spreadtrum Communications Announces Receipt of Acquisition Proposal

SHANGHAI, June 21, 2013 /PRNewswire-FirstCall/ -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that its Board of Directors has received a preliminary non-binding proposal letter, dated June 20, 2013, from Tsinghua Unigroup Ltd. ("Unigroup"), an operating subsidiary of Tsinghua Holdings Co. Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China, pursuant to which Unigroup proposes to acquire the Company (the "Transaction") for US$28.50 in cash per American Depositary Share (each American Depositary Share represents three ordinary shares of the Company).  A copy of the proposal letter is attached hereto as Appendix 1.

The Company's Board of Directors is reviewing and evaluating Unigroup's proposal and cautions the Company's shareholders and others considering trading in its securities that the Board of Directors has just received the Unigroup proposal, and has not yet made any decisions with respect to the proposed Transaction, or the Company's response to the proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

Exhibit 99.1

Appendix 1

Acquisition Proposal Letter

June 20, 2013

The Board of Directors
Spreadtrum Communications, Inc.
Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People's Republic of China

Ladies and Gentlemen:

Tsinghua University, through its subsidiary Tsinghua Unigroup Ltd. ("Unigroup") is pleased to submit this preliminary non-binding proposal to acquire Spreadtrum Communications, Inc. (the "Company," and such transaction the "Acquisition").

We believe that our proposal as outlined below will provide a very attractive alternative to the Company's shareholders.  Our proposal represents a premium of 20.10% to the Company's closing price on June 19, 2013 and a premium of 44.3% to the volume-weighted average closing price during the last 30 trading days.

In addition to the premium that our proposal would deliver to Spreadtrum shareholders, we believe that an Acquisition by Tsinghua Unigroup Ltd., which is majority owned by Tsinghua University, a central player in China's technology and R&D sectors would provide compelling strategic synergies and position the Company for additional value creation in key wireless communications markets in China and elsewhere going forward.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as described in this letter.

1. Purchase Price. The consideration payable for each American Depositary Share of the Company ("ADS," each representing three (3) ordinary shares) will be U.S. $28.50 in cash.

2. Financing. We may finance a portion of the aggregate purchase price with debt. Tsinghua Holdings Co. Ltd., our controlling shareholder, has provided us with a Letter of Support, dated June 20, 2013, a copy of which is attached hereto as Exhibit A, pursuant to which Tsinghua Holdings has committed to guarantee full funding for any equity or debt financing that may be required for the Acquisition, as set forth therein.  For the avoidance of doubt, while we may seek to finance a portion of the acquisition with debt financing, Tsinghua Holdings has agreed to provide equity funding up to the total purchase price of $1.5 billion if satisfactory debt financing is not available.

3. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

4. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") concurrently with our due diligence review. This proposal is subject to execution of Definitive Agreements. These documents will provide for representations, warranties, covenants and conditions customary for transactions of this type.

5.  Confidentiality.  Other than the announcement of this offer letter, we are confident you will agree with us that we have a shared interest in proceeding in an otherwise confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7. Further Information About Tsinghua Holdings and Tsinghua Unigroup. Unigroup is an operating subsidiary of Tsinghua Holdings,  a solely state-owned limited liability corporation funded by Tsinghua University that is responsible for managing a substantial majority of Tsinghua University's commercial assets.  As of December 31st, 2012, Tsinghua Holding's total assets approximated 70.4 billion RMB and Tsinghua had EBITDA of approximately 4.07 billion RMB and net income of approximately 1.45 billion RMB for fiscal 2012.  Tsinghua Holdings's corporate credit rating is AA+ according to CCXI, the Chinese domestic JV partner of Moody's and the leading credit rating agency in China.  Additional information about Tsinghua Holdings can be found at (http://www.thholding.com.cn/english/simpleindex.aspx).  Other shareholders include Beijing Jiankun Investment Group Co. Ltd. and Beijing Tourism Group. Unigroup's business lines include high-technology generally, bio-technology, real estate and urban infrastructure construction.

8.  No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will arise only upon execution of Definitive Agreements, and in such case will be on the terms provided in such documentation.

In closing, we would like to personally express our commitment to working together in bringing this Acquisition to a successful and timely conclusion.  We look forward to hearing from you regarding our proposal at your earlier convenience and kindly request that you notify us by June 28, 2013 should you desire to engage in further discussions about our proposal.

Very truly yours,

Tsinghua Unigroup Ltd.
By: /s/ Zhao Weiguo
Name: Zhao, Weiguo
Title: Chairman and President

Exhibit 99.1

Exhibit A

TSINGHUA HOLDINGS LETTER

From:

Tsinghua Holdings Co., Ltd.
25F, Building A, S.P Tower

Tsinghua Science Park
Beijing 100084, P.R. China

                                                                                                 June 20th, 2013

To:

Chairman Zhao Weiguo  of Tsinghua Unigroup Ltd.
10/F, Unis Plaza, Tsinghua Science Park
Beijing, 100084, P.R. China

Subject:  Tsinghua Holdings Co. Letter of Support and Agreement to Guarantee Full Funding for the Acquisition of Spreadtrum Communications, Inc. by Tsinghua Unigroup Ltd.

Dear Mr. Zhao,

This letter (our "Letter of Support") is to confirm our official endorsement and commitment to support Tsinghua Unigroup Ltd ("You") in your bid to acquire Spreadtrum Communications, Inc. (NASD: SPRD) (the "Target" and such transaction, the "Project") at the price of U.S. $28.5 per ADS for up to USD $1.5 billion (the "Support Amount") and to guarantee any equity or debt financing that may be required for the Project.

As you know, we own and manage a substantial majority of the commercial assets of Tsinghua University, one of the most prestigious universities in the World. As of December 31st, 2012, our total assets approximated 70.4 billion RMB with 2012 EBITDA of approximately 4.07 billion RMB and 2012 net income of approximately 1.45 billion RMB.  Tsinghua Holdings Co.'s corporate credit rating is AA+ according to CCXI, the Chinese domestic JV partner of Moody's and the leading credit rating agency in China.  Our corporate website contains further background information about Tsinghua Holdings, and can be found at (http://www.thholding.com.cn/english/simpleindex.aspx).

As the manager of the commercial affairs of the University, we are the parent company to Tsinghua Unigroup Ltd and own 51% of its outstanding capital shares.   We have officially approved the Project and have decided to fully support the Project to facilitate its rapid completion.  Although we have sufficient resources to fund the Project up to the full Support Amount from our own balance sheet, we understand that You may elect to utilize debt financing to fund a portion of the purchase price for the Target.  In any such case, we intend to assist You in obtaining any such debt financing on favourable terms.  In furtherance thereof, we will provide a corporate parent guarantee of such financing up to the Support Amount minus the amount of any equity contribution for the Project (and subject to any applicable government approvals).  In furtherance thereof, we will execute any bank or third-party guarantees and other related documents requested by you in form and substance reasonably acceptable to us and to any lender providing such funding.

At your discretion, this Letter of Support can be shared with parties with whom you are discussing the Project.

This Letter of Support and our agreement to provide a guarantee is a commitment of our broad financial enterprise, and credit support for purposes of the Project.

Yours faithfully,

Tsinghua Holdings Co., Ltd.

By: /s/ Xu Jinghong
Print Name: Xu, Jinghong
Title: Chairman of Tsinghua Holdings Co., Ltd.

To see a full copy of the signed version of these letters, click here:

http://www.prnasia.com/sa/attachment/2013/06/20130621172830287567.2 - Acquisition Offer Letter and Funding Support Letter.pdf